UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

Jeffrey Cheng

Redpoint Ventures

2969 Woodside Road

Woodside, CA 94062

(650) 926-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	Schedule 13D	Page 2 of 7 Pages

(1)	Names of reporting persons Redpoint Ventures VI, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,577,015 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,577,015 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 7,577,015 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 3.8% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Consists of: (i) 7,349,710 shares of Class A Common Stock (including Earn Out Shares, as defined herein) held directly by Redpoint Ventures VI, L.P. (“RV VI”) and (ii) 227,305 shares of Class A Common Stock (including Earn Out Shares) held directly by Redpoint Associates VI, LLC (“RA VI”). RV VI LLC serves as the sole general partner of RV VI and the managers of RV VI LLC commonly control RA VI. As such, RV VI LLC possesses power to direct the voting and disposition of the shares owned by RV VI and RA VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI and RA VI. RV VI LLC owns no securities of the Issuer directly. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023. Represents 3.6% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.5% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 3 of 7 Pages

(1)	Names of reporting persons Redpoint Ventures VI, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,577,015 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,577,015 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 7,577,015 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 3.8% (2)
(14)	Type of reporting person (see instructions): PN

(1)	Consists of: (i) 7,349,710 shares of Class A Common Stock (including Earn Out Shares, as defined herein) held directly by Redpoint Ventures VI, L.P. (“RV VI”) and (ii) 227,305 shares of Class A Common Stock (including Earn Out Shares) held directly by Redpoint Associates VI, LLC (“RA VI”). RV VI LLC serves as the sole general partner of RV VI and the managers of RV VI LLC commonly control RA VI. As such, RV VI LLC possesses power to direct the voting and disposition of the shares owned by RV VI and RA VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI and RA VI. RV VI LLC owns no securities of the Issuer directly. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023. Represents 3.6% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.5% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 4 of 7 Pages

(1)	Names of reporting person Redpoint Associates VI, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 7,577,015 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 7,577,015 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 7,577,015 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 3.8% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Consists of: (i) 7,349,710 shares of Class A Common Stock (including Earn Out Shares, as defined herein) held directly by Redpoint Ventures VI, L.P. (“RV VI”) and (ii) 227,305 shares of Class A Common Stock (including Earn Out Shares) held directly by Redpoint Associates VI, LLC (“RA VI”). RV VI LLC serves as the sole general partner of RV VI and the managers of RV VI LLC commonly control RA VI. As such, RV VI LLC possesses power to direct the voting and disposition of the shares owned by RV VI and RA VI and may be deemed to have indirect beneficial ownership of the shares held by RV VI and RA VI. RV VI LLC owns no securities of the Issuer directly. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023. Represents 3.6% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.5% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 5 of 7 Pages

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the SEC on February 1, 2021 (the “Original Schedule 13D”), is being filed on behalf of Redpoint Ventures VI, LLC (“RV VI LLC”), Redpoint Ventures VI, L.P. (“RV VI”) and Redpoint Associates VI, LLC (“RA VI”), collectively the “Reporting Persons”) in respect of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Hims & Hers Health, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the sales of Class A Common Stock on March 1, 2023 and March 2, 2023. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On March 1, 2023, RV VI and RA VI sold 485,000 and 15,000 shares of Class A Common Stock, respectively, at a weighted average price of $11.55 per share in multiple open market transactions at prices ranging from $11.40 to $11.90 inclusive.

On March 2, 2023, RV VI and RA VI sold 2,249,536 and 69,573 shares of Class A Common Stock, respectively, at $10.78 per share in a block trade with a securities broker.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 3.8% of the outstanding shares of the Class A Common Stock, including the Earn Out Shares. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2023. The shares beneficially owned by the Reporting Persons represent 3.6% of the total number of outstanding shares common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share), and 0.5% of the total voting power of the Company.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

CUSIP No. 433000 106	Schedule 13D	Page 6 of 7 Pages

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Listed Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock on March 2, 2023.

Item 7.	Material to Be Filed as Exhibits

A	Joint Filing Agreement, dated February 1, 2021 (incorporated by reference to the Original Schedule 13D, filed on February 1, 2021).

CUSIP No. 433000 106	Schedule 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    March 6, 2023

REDPOINT VENTURES VI, LLC

By:	/s/ Alex Bard
Alex Bard
Manager

REDPOINT VENTURES VI, L.P.

By:	Redpoint Ventures VI, LLC
Its:	General Partner

By:	/s/ Alex Bard
Alex Bard
Manager

REDPOINT ASSOCIATES VI, LLC

By:	/s/ Alex Bard
Alex Bard
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)